Exhibit 99.1

ANNTAYLOR
N E W S   R E L E A S E

142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES JULY 2004 SALES RESULTS AND
RAISES SECOND QUARTER EARNINGS GUIDANCE

New York, New York, August 5, 2004 – AnnTaylor Stores Corporation (NYSE: ANN) announced today total net sales for the four-week period ended July 31, 2004 increased 11.1 percent to $129,412,000 over total net sales of $116,451,000 for the four-week period ended August 2, 2003. By division, net sales were $63,938,000 for Ann Taylor compared to $65,020,000 last year, and $53,788,000 for Ann Taylor Loft compared to $41,687,000 last year.

Comparable store sales for the period decreased 2.1 percent compared to a comparable store sales increase of 7.6 percent for the same four-week period last year. By division, comparable store sales for fiscal July 2004 were down 3.1 percent for Ann Taylor compared to an 8.6 percent increase last year, and up 1.4 percent for Ann Taylor Loft compared to a 5.0 percent increase last year.

For the second quarter of fiscal 2004, total net sales were $472,634,000, up 21.1 percent from $390,207,000 for the same period last year. By division, net sales for the second quarter were $221,661,000 for Ann Taylor compared to $216,038,000 last year, and $208,541,000 for Ann Taylor Loft compared to $140,008,000 last year. Comparable store sales for the second quarter of fiscal 2004 were up 7.0 percent, compared to a 5.3 percent increase for the second quarter of last year. By division, comparable store sales for the second quarter were up 0.8 percent for Ann Taylor compared to a 4.9 percent increase last year, and up 18.1 percent for Ann Taylor Loft compared to a 5.7 percent increase last year.

Ann Taylor Chairman, J. Patrick Spainhour, said, "Although total comparable store sales decreased slightly from last year, our July sales results were in line with Company expectations. Our summer end of season clearance was once again successful moving clearance units, which combined with strong sales earlier in the quarter, puts us in a clean inventory position as we enter the fall season."

Mr. Spainhour continued, "We currently expect earnings for the second quarter to be in the range of $0.40 - $0.41 per share on a diluted basis, up from our previous guidance of $0.39 - $0.40. We remain comfortable with current earnings guidance for the fall season in the range of $0.95 - $0.99 per share on a diluted basis. Full year guidance is now in the range of $1.78 - $1.83 per share on a diluted basis.   The Company will provide third and fourth quarter earnings per share guidance at the time of its second quarter earnings announcement, which is scheduled for August 11, 2004."

Total inventory levels at the end of July were up approximately 9 percent on a per square foot basis compared to the same period last year. By division, inventory levels on a per square foot basis were up approximately 10 percent for Ann Taylor and up approximately 4 percent for Ann Taylor Loft. The increase is primarily due to higher in transit inventory levels compared to last year.

From a national perspective, sales were strongest in the Southeast region, consistent across both divisions.

During the month, the Company opened one Ann Taylor Loft store, two Ann Taylor Factory stores and closed one existing Ann Taylor store. The total store count at month end was 687, comprised of 355 Ann Taylor stores, 298 Ann Taylor Loft stores, and 34 Ann Taylor Factory stores. Total square footage at the end of fiscal July 2004 increased 14.2 percent over the same period last year.

For the fiscal year-to-date period ended July 31, 2004, the Company's net sales totaled $905,880,000, up 22.0 percent from $742,224,000 for the same period in fiscal 2003. By division, net sales for the fiscal year-to-date period were $435,085,000 for Ann Taylor compared to $417,364,000 last year, and $393,928,000 for Ann Taylor Loft, compared to $259,931,000 last year. Comparable store sales for the fiscal year-to-date period increased 9.3 percent over the same period last year. Comparable store sales by division for the fiscal year-to-date period were up 2.4 percent for Ann Taylor and up 21.2 percent for Ann Taylor Loft.

During July 2004, the Company repurchased an additional 1,100,000 shares of its common stock at a cost of approximately $29,300,000, bringing the total repurchased during fiscal 2004 to 2,150,000 shares (adjusted for the May 2004 stock split).   To date, the Company has utilized approximately $59,000,000 of the $75,000,000 authorized under the securities repurchase program approved by its Board of Directors.

Ann Taylor is one of the country's leading women's specialty retailers, operating 687 stores in 45 states, the District of Columbia and Puerto Rico, and also Online Stores at www.anntaylor.com and www.anntaylorLOFT.com as of July 31, 2004.



FORWARD-LOOKING STATEMENTS
Certain statements in this press release are Forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to

predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store(s); a significant change in the regulatory environment applicable to the Company's business; risks associated with the possible inability of the Company, particularly through its sourcing and logistics functions, to operate within production and delivery constraints; the impact of quotas, and the elimination thereof; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; the inability of the Company to hire, retain and train key personnel, and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:
Jim Smith
Chief Financial Officer
(212) 541-3547